Exhibit 1
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For Immediate Release                                           28 November 2008


                                 WPP plc ("WPP")

                            Voting rights and Capital

WPP confirms that its capital consists of 1,253,000,366 ordinary shares with voting rights.

The figure of 1,253,000,366 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA's Disclosure and Transparency Rules.

Contact:
Feona McEwan, WPP                                   T +44 (0)20 7408 2204
www.wpp.com
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